

Mail Stop 3720

September 29, 2011

Via e-mail:
Mr. Daniel Borislow
Chief Executive Officer
majicJack Vocaltec, Ltd.
12 Benny Gaon Street
Building 2B
Poleg Industrial Area
Netanya, Israel 42504

>   **Re: majicJack Vocaltec, Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2010**
>   **Filed April 27, 2011**
>   **File No. 000-27648**

Dear Mr. Borislow:

We have reviewed your response letter dated September 6, 2011 and your filings and have the following comments. As noted in our letter dated August 29, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Significant Accounting Policies

majickJack Revenue, page 26

1. We note your response to prior comment one from our letter dated September 6, 2011. Provide us with a detailed analysis of section 605-25-25 of the ASC in your determination not to allocate any revenues to your magicJack device. Also tell us how you have determined your unit(s) of account under paragraphs 25-3 through 25-6 of ASC 605-25.

Sales Return Policy, page 26

2. We note your response to prior comment two from our letter dated September 6, 2011. Please address the following below in your response.
    *   Tell us how you considered your response to comment one above in regards to the sales of the devices to retailers.
    *   Tell us in detail of the nature of the major terms of the agreements with your retailers.
    *   Addressing ASC 605-45, tell us how you concluded that the retailer acts as a principal.
    *   Tell us how you considered the product sales to your retailers when a right of return exists.

    Further tell us how you have determined that the inventory turnover period of 30 days is reasonable. Tell us why you use this period instead of recognizing revenue when individual devices and licenses are activated.

Telephony Services Revenue, page 26

3. We note your response to prior comment three from our letter dated September 6, 2011. Please tell us if you continued recording the terminating access charges as revenue at the full tariff amount you have historically used or a reduced amount. If you made a change(s) in the amount of revenue recorded please tell us when you made the change(s) and the considerations that lead to the change(s). Further if you have not made a change in your policy tell us why you believe this was appropriate.

    Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director